                                            CUSIP NO. 405219106

                                            -----------------------------------
                                            4OMB APPROVAL
                                            -----------------------------------
                                            OMB Number:. . . . . . . .3235-0145
                                            Expires: . . . . . October 31, 1994
                                            Estimated average
                                            burden hours per form. . . . .14.90
                                            -----------------------------------

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. NEW)*

                                HAIN FOOD GROUP, INC.
--------------------------------------------------------------------------------
                                    Name of Issuer


                                     COMMON STOCK
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      405219106
--------------------------------------------------------------------------------
                                     CUSIP Number

                  ROBERT C. GREENWOOD  ROBERTSON, STEPHENS & COMPANY
             555 CALIFORNIA STREET, SUITE 2600, SAN FRANCISCO, CA  94104
                                    (415) 781-9700
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                                    JUNE 30, 1997
--------------------------------------------------------------------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement   [ ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
                                 SCHEDULE 13D
-------------------------------------------------------------------------------
         CUSIP No. 405219106
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Robertson Stephens Global Low-Priced Stock Fund
     Tax I.D. 94-6688564
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                    / /

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
-------------------------------------------------------------------------------
      NUMBER OF                 7  SOLE VOTING POWER
       SHARES                      0
    BENEFICIALLY             --------------------------------------------------
       OWNED                    8  SHARED VOTING POWER
      BY EACH
     REPORTING               --------------------------------------------------
    PERSON WITH                 9  SOLE DISPOSITIVE POWER
                                   0
                             --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                   170,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     170,000
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
     2.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

-------------------------------------------------------------------------------
                                 SCHEDULE 13D
-------------------------------------------------------------------------------
         CUSIP No. 405219106
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Robertson Orphan Fund
     Tax I.D. 94-3108651
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                    / /

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
-------------------------------------------------------------------------------
      NUMBER OF                 7  SOLE VOTING POWER
       SHARES                      0
    BENEFICIALLY             --------------------------------------------------
       OWNED                    8  SHARED VOTING POWER
      BY EACH                      244,100
     REPORTING               --------------------------------------------------
    PERSON WITH                 9  SOLE DISPOSITIVE POWER
                                   0
                             --------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                    244,100
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     244,100
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
     2.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

-------------------------------------------------------------------------------
                                     SCHEDULE 13D
-------------------------------------------------------------------------------
        CUSIP No. 405219106
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Robertson Stephens Orphan Offshore Fund
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                    / /

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     CAYAMAN ISLANDS
-------------------------------------------------------------------------------
     NUMBER OF                 7   SOLE VOTING POWER
       SHARES                      0
    BENEFICIALLY             --------------------------------------------------
       OWNED                   8   SHARED VOTING POWER
      BY EACH
     REPORTING               --------------------------------------------------
    PERSON WITH                9   SOLE DISPOSITIVE POWER
                                   0
                             --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                   53,000
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     53,000
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
     .6
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IV
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!   INCLUDE BOTH SIDES OF THE COVER PAGE,
RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

-------------------------------------------------------------------------------
                                     SCHEDULE 13D
-------------------------------------------------------------------------------
        CUSIP No. 405219106
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robertson, Stephens & Co. Investment Management L.P.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                    / /

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
-------------------------------------------------------------------------------
     NUMBER OF                 7  SOLE VOTING POWER
       SHARES                     0
    BENEFICIALLY             --------------------------------------------------
       OWNED                   8  SHARED VOTING POWER
      BY EACH                     467,100 (includes shares held of record by
     REPORTING                    The Robertson Stephens Orphan Fund of which
    PERSON WITH                   Robertson, Stephens & Co. Investment
                                  Management, L.P. and Bayview Investors, Ltd.
                                  are the General Partners. Robertson, Stephens
                                  & Co., Inc. is General Partner of Robertson,
                                  Stephens & Co. Investment Management, L.P.
                                  and Bayview Investors, Ltd.. Includes shares held of record by The Robertson Stephens
                                  Orphan Offshore Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is
                                  General Partner. Includes shares held of record by The Robertson Stephens Low-Priced
                                  Stock Fund of which Robertson, Stephens & Co.
                                  Investment Management, L.P. is investment adviser. See Item 5.)

                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  467,000
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     467,000
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
     5.5%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                     SCHEDULE 13D
-------------------------------------------------------------------------------
        CUSIP No.
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bayview Investors L.P.
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                    / /

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
-------------------------------------------------------------------------------
     NUMBER OF                 7  SOLE VOTING POWER
       SHARES                     0
    BENEFICIALLY             --------------------------------------------------
       OWNED                   8  SHARED VOTING POWER
      BY EACH
     REPORTING                    244,100 (includes shares held of record by
    PERSON WITH                   The Robertson Stephens Orphan Fund of which
                                  Robertson, Stephens & Co. Investment
                                  Management, L.P. and Bayview Investors, Ltd.
                                  are the General Partners. Robertson, Stephens
                                  & Co., Inc. is General Partner of Robertson,
                                  Stephens & Co. Investment Management, L.P.
                                  and Bayview Investors, Ltd.

                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  244,100
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     244,100
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                    / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
     2.8%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IV
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!   INCLUDE BOTH SIDES OF THE COVER PAGE,
RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

-------------------------------------------------------------------------------
                                     SCHEDULE 13D
-------------------------------------------------------------------------------
        CUSIP No. 23380G106
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robertson, Stephens & Company, Incorporated
     Tax I.D. 94-3172874  See Exhibit A for a list of Executive Officers
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     OO (Working Capital of Purchasing Funds) See Item 2.
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                    / /

-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
-------------------------------------------------------------------------------
     NUMBER OF                 7  SOLE VOTING POWER
       SHARES                     0
    BENEFICIALLY             --------------------------------------------------
       OWNED                   8  SHARED VOTING POWER
      BY EACH
     REPORTING                    467,100 (includes shares held of record by
    PERSON WITH                   The Robertson Stephens Orphan Fund of which
                                  Robertson, Stephens & Co. Investment
                                  Management, L.P. and Bayview Investors, Ltd.
                                  are the General Partners. Robertson, Stephens
                                  & Co., Inc. is General Partner of Robertson,
                                  Stephens & Co. Investment Management, L.P.
                                  and Bayview Investors, Ltd.. Includes shares held of record by The Robertson Stephens
                                  Orphan Offshore Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is
                                  General Partner. Includes shares held of record by The Robertson Stephens Global Low-
                                  Priced Stock Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is investment adviser. See Item 5.)

                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  467,100
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     467,100
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
     5.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                     SCHEDULE 13D
-------------------------------------------------------------------------------
        CUSIP No. 405219106
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul Stephens
     Tax I.D. ###-##-####
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     WC & PF
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                    / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
-------------------------------------------------------------------------------
     NUMBER OF                 7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY             --------------------------------------------------
       OWNED                   8  SHARED VOTING POWER
      BY EACH
     REPORTING                    467,100 (includes shares held of record by
    PERSON WITH                   The Robertson Stephens Orphan Fund of which
                                  Robertson, Stephens & Co. Investment
                                  Management, L.P. and Bayview Investors, Ltd.
                                  are the General Partners. Robertson, Stephens
                                  & Co., Inc. is General Partner of Robertson,
                                  Stephens & Co. Investment Management, L.P.
                                  and Bayview Investors, Ltd.. Includes shares held of record by The Robertson Stephens
                                  Orphan Offshore Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is
                                  General Partner. Includes shares held of record by The Robertson Stephens Global Low-
                                  Priced Stock Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is investment adviser. See Item 5.)

                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  467,100
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     467,100
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
     5.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                     SCHEDULE 13D
-------------------------------------------------------------------------------
        CUSIP NO. 405219106
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sanford Robertson
     Tax I.D. ###-##-####
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     OO (Working Capital of Purchasing Funds) See Item 2.
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                    / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
-------------------------------------------------------------------------------
     NUMBER OF                 7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY             --------------------------------------------------
       OWNED                   8  SHARED VOTING POWER
      BY EACH
     REPORTING                    467,100 (includes shares held of record by
    PERSON WITH                   The Robertson Stephens Orphan Fund of which
                                  Robertson, Stephens & Co. Investment
                                  Management, L.P. and Bayview Investors, Ltd.
                                  are the General Partners. Robertson, Stephens
                                  & Co., Inc. is General Partner of Robertson,
                                  Stephens & Co. Investment Management, L.P.
                                  and Bayview Investors, Ltd.. Includes shares held of record by The Robertson Stephens
                                  Orphan Offshore Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is
                                  General Partner. Includes shares held of record by The Robertson Stephens Global Low-
                                  Priced Stock Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is investment adviser. See Item 5.)

                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  467,100
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     467,100
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
     5.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                     SCHEDULE 13D
-------------------------------------------------------------------------------
        CUSIP No. 405219106
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael G. McCaffery
     Tax I.D. ###-##-####
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     OO (Working Capital of Purchasing Funds) See Item 2.
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                    / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
-------------------------------------------------------------------------------
     NUMBER OF                 7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY             --------------------------------------------------
       OWNED                   8  SHARED VOTING POWER
      BY EACH
     REPORTING                    467,100 (includes shares held of record by
    PERSON WITH                   The Robertson Stephens Orphan Fund of which
                                  Robertson, Stephens & Co. Investment
                                  Management, L.P. and Bayview Investors, Ltd.
                                  are the General Partners. Robertson, Stephens
                                  & Co., Inc. is General Partner of Robertson,
                                  Stephens & Co. Investment Management, L.P.
                                  and Bayview Investors, Ltd.. Includes shares held of record by The Robertson Stephens
                                  Orphan Offshore Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is
                                  General Partner. Includes shares held of record by The Robertson Stephens Global Low-
                                  Priced Stock Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is investment adviser. See Item 5.)

                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  467,100
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     467,100
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
     5.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                     SCHEDULE 13D
-------------------------------------------------------------------------------
        CUSIP No. 405219106
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     G. Randy Hecht
     Tax I.D. ###-##-####
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     OO (Working Capital of Purchasing Funds) See Item 2.
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                    / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
-------------------------------------------------------------------------------
     NUMBER OF                 7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY             --------------------------------------------------
       OWNED                   8  SHARED VOTING POWER
      BY EACH
     REPORTING                    467,100 (includes shares held of record by
    PERSON WITH                   The Robertson Stephens Orphan Fund of which
                                  Robertson, Stephens & Co. Investment
                                  Management, L.P. and Bayview Investors, Ltd.
                                  are the General Partners. Robertson, Stephens
                                  & Co., Inc. is General Partner of Robertson,
                                  Stephens & Co. Investment Management, L.P.
                                  and Bayview Investors, Ltd.. Includes shares held of record by The Robertson Stephens
                                  Orphan Offshore Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is
                                  General Partner. Includes shares held of record by The Robertson Stephens Global Low-
                                  Priced Stock Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is investment adviser. See Item 5.)

                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  467,100
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     467,100
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
     5.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                     SCHEDULE 13D
-------------------------------------------------------------------------------
        CUSIP No. 405219106
-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kenneth R. Fitzsimmons
     Tax I.D. ###-##-####
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     OO (Working Capital of Purchasing Funds) See Item 2.
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                    / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
-------------------------------------------------------------------------------
     NUMBER OF                 7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY             --------------------------------------------------
       OWNED                   8  SHARED VOTING POWER
      BY EACH
     REPORTING                    467,100 (includes shares held of record by
    PERSON WITH                   The Robertson Stephens Orphan Fund of which
                                  Robertson, Stephens & Co. Investment
                                  Management, L.P. and Bayview Investors, Ltd.
                                  are the General Partners. Robertson, Stephens
                                  & Co., Inc. is General Partner of Robertson,
                                  Stephens & Co. Investment Management, L.P.
                                  and Bayview Investors, Ltd.. Includes shares held of record by The Robertson Stephens
                                  Orphan Offshore Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is
                                  General Partner. Includes shares held of record by The Robertson Stephens Global Low-
                                  Priced Stock Fund of which Robertson,
                                  Stephens & Co. Investment Management, L.P. is investment adviser. See Item 5.)

                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                  467,100
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     467,100
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    / /
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
     5.5%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE COVER PAGE.

Item 1.   SECURITY AND ISSUER.

          This Schedule 13D is filed with respect to the Common Stock of Hain Food Group, Inc. (the "Company").

ITEM 2:   IDENTITY AND BACKGROUND.

          The Schedule 13D is filed on behalf of The Robertson Stephens Orphan Fund, Robertson, Stephens Orphan Offshore Fund, Robertson, Stephens & Company Investment Management, L.P. ("RS&Co.,L.P."), Bayview Investors, Ltd. ("Bayview"), The Robertson Stephens Global Low-Priced Stock Fund, Robertson, Stephens & Company, Inc. ("RS&Co., Inc."), and RS&Co., Inc.'s five shareholders, Messrs. Sanford R. Robertson, Paul H. Stephens, Michael G. McCaffery, G. Randy Hecht, and Kenneth R. Fitzsimmons. The purhase of the Company's shares giving rise to this 13D was made by three investment funds, The Robertson Stephens Orphan Fund (the "Fund"), The Robertson, Stephens Global Low-Priced Stock Fund, The Robertson Stephens Orphan Offshore Fund, and The Robertson Stephens Orphan Fund.

          This Schedule 13D relates to the direct beneficial ownership in the shares of the Company by the Funds, and the indirect beneficial ownership of RS&Co., L.P., Bayview, and RS&Co., Inc. in the shares of the Company held by the Funds. Messrs. Robertson, Stephens, McCaffery, Hecht and Fitzsimmons disclaim any beneficial ownership with respect to shares of the Company that RS&Co., Inc. may be deemed to be beneficially own, are included in this Schedule 13D for protective disclosure purposes only, and shall not be deemed by their inclusion in this Schedule 13D to have made any admission that any such person has any beneficial interest in such shares.

          Set forth below is the following information with respect to the persons signing this Schedule 13D: name; place of organization; address of principal business and office; principal business; information concerning criminal convictions during the past five years; and information concerning civil or administrative proceedings during the past five years with respect to any state or federal securities laws.


I. (a) The Robertson Stephens Global Low-Priced Stock Fund, A Massachusetts Business Trust. The Registered Investment Manager of the Fund is:
          Robertson, Stephens & Co. Investment Management, L.P. The General Partner of Robertson, Stephens & Co. Investment Management, L.P. is Robertson, Stephens & Company, Incorporated.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104

     (c)  Business Trust, Registered Investment Company.

     (d)  No convictions in criminal proceedings.

     (e)  No civil or administrative proceedings.

II.  (a)  The Robertson Stephens Orphan Fund, A California Limited Partnership.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104

     (c)  Limited Partnership

     (d)  No convictions in criminal proceedings.

     (e)  No civil or administrative proceedings.

III. (a) The Robertson Stephens Orphan Offshore Fund, A Cayman Islands Limited Partnership.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104

     (c)  Limited Partnership

     (d)  No convictions in criminal proceedings.

     (e)  No civil or administrative proceedings.

IV. (a) Robertson, Stephens & Company, Incorporated, is a California Corporation. Robertson, Stephens & Company, Incorporated is the General Partner of Robertson, Stephens & Company, L.P.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104

     (c)  Corporation, Investment Banking.

     (d)  No convictions in criminal proceedings.

     (e)  No civil or administrative proceedings.

V.   (a)  Bayview Investors L.P.  A California Limited Partnership

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104

     (c)  Limited Partnership

     (d)  No convictions in criminal proceedings.

     (e)  No civil or administrative proceedings.

VI. (a) Robertson, Stephens & Company, Investment Management L.P. is a California Corporation. Robertson, Stephens & Company, Incorporated is the General Partner of Robertson, Stephens & Company, Investment Management L.P.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104

     (c)  Corporation, Investment Banking.

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.


VII.  (a)  Paul H. Stephens.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c) Paul H. Stephens is Managing Director and Chief Investment Officer, and a shareholder, of Robertson, Stephens & Company, Incorporated.

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.

VIII. (a)  Sanford R. Robertson.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c) Sanford R. Robertson is the Chairman of and a shareholder of Robertson, Stephens & Company, Incorporated.

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.

IX.   (a)  Michael G. McCaffery.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c) Michael G. McCaffery is the President and Chief Executive Officer, and a shareholder, of Robertson, Stephens & Company, Incorporated.

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.

X.    (a)  G. Randy Hecht.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c) G. Randy Hecht is the Executive Vice President, Chief Operating Officer, and shareholder of Robertson, Stephens & Company, Incorporated.

     (d)  No convictions in criminal proceedings.


     (e)  No civil or administrative proceedings.

XI.  (a)  Kenneth R. Fitzsimmons.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104

     (c) Kenneth R. Fitzsimmons is the Managing Director, Director of Capital Markets, and shareholder of Robertson, Stephens & Company, Incorporated.

     (d)  No convictions in criminal proceedings.

     (e)  No civil or administrative proceedings.

ITEM 3:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          The securities with respect to which this Schedule 13D is filed were purchased by the Funds using working capital contributed by their respective partners.

ITEM 4:   PURPOSE OF TRANSACTION:

          The securities with respect to which this Schedule 13D is filed were purchased by the Funds in the ordinary course of investment and not with the intention nor effect of changing or influencing control of the Issuer. The reporting persons may sell all or part or acquire additional securities of the Issuer depending on market conditions and other economic factors.

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER.

          (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

                                                                No. of Shares
     Name of                                                     Beneficially       Percentage of
     Beneficial Owner                                                   Owned       Class(1)
     ---------------------------------------------------------------------------------------
     The Robertson Stephens Global Low-Priced Stock Fund             170,000(1)              2.0%
     The Robertson Stephens Orphan Fund                              244,100(3)              2.9%
     The Robertson Stephens Orphan Offshore Fund                      53,000(4)               .6%
     Robertson Stephens & Co Investment Management L.P.              447,100(5)              5.5%
     Bayview Investors, Ltd.                                         244,100(6)              2.9%
     Robertson, Stephens & Company, Incorporated                     447,100(7)              5.5%
     Paul H. Stephens                                                447,100(8)              5.5%
     Sanford R. Robertson                                            447,100(9)              5.5%
     Michael G. McCaffery                                            447,100(10)             5.5%
     G. Randy Hecht                                                  447,100(11)             5.5%
     Kenneth R. Fitzsimmons                                          447,100(12)             5.5%


     All percentages in this table are based, pursuant to Rule 13D-1(e) of the Securities Exchange Act of 1934, as amended, on 8,567,000 shares of Common Stock of the Issuer outstanding as of June 30, 1997.

(1) The Robertson Stephens Global Low-Priced Stock Fund is a Registered Investment Company. Robertson, Stephens & Co. Investment Management L.P. is the registerd investment manager for the Global Natural Resources Fund. RS&Co., Inc. is the General Partner of Robertson Stephens & Co. Investment Management L.P.

(2)  The Robertson Stephens Orphan Fund is a California Limited Partnership.

(3) The Robertson Stephens Orphan Offshore Fund is a Cayman Islands Limited Partnership.

(4) Robertson, Stephens & Co.Investment Management L.P., a California Limited Partnership, as General Partner of The Robertson Stephens Orphan Fund and the Robertson Stephens Orphan Offshore Fund is deemed to have shared dispositive power over 467,100 shares of the Company.

(5) Bayview Investors, Ltd. is a California Limited Partnership, as General Partner of The Robertson Stephens Orphan Fund is deemed to have shared dispositive power over 244,100 shares of the Company.

(6) Robertson, Stephens & Company, Inc., a California Corporation, is the General Partner of Robertson, Stephens & Company Investment Management L.P., and as such is deemed to have shared dispositive power over 467,100 shares of the Company. As General Partner of the Global Natural Resources Fund and the Partners Fund's Investment Adviser, Robertson Stephens & Co. Investment Management L.P. , Inc. is deemed to have shared dispositive power over 467,100 shares of the Company.

(7) Paul H. Stephens is the Chief Investment Officer of RS&Co., Inc. and as such may be deemed to have shared voting power over 467,100 shares of the Company held by the Funds. He is also a shareholder of Robertson, Stephens & Company Inc.

(8) Sanford R. Robertson is Chairman and a shareholder of Robertson, Stephens & Company Inc. and as such may be deemed to have shared voting power over 467,100 shares of the Company held by the Funds.

(9) Michael G. McCaffery is President and Chief Executive Officer and a shareholder of Robertson, Stephens & Company Inc. and as such may be deemed to have shared voting power over 467,100 shares of the Company held by the Funds.

(10) G. Randal Hecht is Executive Vice President, Chief Operating Officer and a shareholder of Robertson, Stephens & Company Inc. and as such may be deemed to have shared voting power over 4671,00 shares of the Company held by the Funds.

(11) Kenneth R. Fitzsimmons is the Managing Director, Director of Capital Markets and a shareholder of Robertson, Stephens & Company Inc. and as such may be deemed to have shared voting power over 467,100 shares of the Company held by the Funds.

     (c) The following is a list of transactions by the filing parties since the last amendment.
All transactions are purchases on the open market

Global Low-Priced   5/21/97        7,500          4.56
Global Low-Priced   5/22/97        2,500          4.56
Orphan Offshore     5/22/97          500          4.56
Orphan Fund         5/22/97        2,000          4.56
Global Low-Priced   5/27/97        5,000          4.63
Orphan Offshore     5/27/97          900          4.62
Orphan Fund         5/27/97        4,100          4.63
Global Low-Priced   5/28/97        1,000          4.63
Orphan Offshore     5/28/97          200          4.63
Orphan Fund         5/28/97          800          4.63
Global Low-Priced   5/29/97        1,500          4.62
Orphan Offshore     5/29/97          300          4.62
Orphan Fund          6/3/97        1,200          4.63
Global Low-Priced    6/4/97      100,000          5.13
Orphan Offshore      6/4/97       40,800          5.13
Orphan Fund          6/4/97      199,200          5.13
Global Low-Priced   6/17/97       10,000          4.84
Orphan Offshore     6/17/97        1,700          4.84
Orphan Fund         6/17/97        8,300          4.84
Global Low-Priced   6/18/97        5,000          4.81
Orphan Offshore     6/18/97          900          4.81
Orphan Fund         6/18/97        4,100          4.81
Global Low-Priced   6/26/97       10,000          4.88
Orphan Offshore     6/26/97        1,700          4.87
Orphan Fund         6/26/97        8,300          4.88
Global Low-Priced   6/27/97        1,500          4.87
Orphan Offshore     6/27/97          300          4.87
Orphan Fund         6/27/97        1,200          4.88
Global Low-Priced   6/30/97       13,700          4.87
Orphan Offshore     6/30/97        2,400          4.88
Orphan Fund         6/30/97       11,400          4.88
Global Low-Priced    7/1/97        2,000          4.88
Orphan Offshore      7/1/97          500          4.87
Orphan Fund          7/1/97        1,500          4.88
Global Low-Priced    7/3/97        2,500          4.87
Orphan Offshore      7/3/97          500          4.87
Orphan Fund          7/3/97        2,000          4.88
Global Low-Priced    7/7/97        7,800          5.00
Orphan Offshore      7/7/97        2,300          5.00

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Please refer to Item 5.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following exhibits are filed herewith:

          Exhibit A  - Agreement of Joint Filing

          Exhibit B  - Power of Attorney

ITEM 8.   SIGNATURE PAGE.

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1997

          THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED
          PARTNERSHIP.
          By  Robertson, Stephens & Company, L.P.
          By  Robertson, Stephens & Company, Incorporated

          By: Paul H. Stephens*
              -----------------
              Paul H. Stephens
              Managing Director and Chief Investment Officer

          BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP. By Robertson, Stephens & Company, L.P.
          By  Robertson, Stephens & Company, Incorporated

          By: Paul H. Stephens*
              -----------------
              Paul H. Stephens
              Managing Director and Chief Investment Officer

          ROBERTSON, STEPHENS & COMPANY, L.P., A CALIFORNIA LIMITED
          PARTNERSHIP.
          By  Robertson, Stephens & Company, Incorporated

          By: Paul H. Stephens*
              -----------------
              Paul H. Stephens
              Managing Director and Chief Investment Officer

          THE ROBERTSON STEPHENS CONTRARIAN FUND, A MASSACHUSETTS
          BUSINESS TRUST.
          By  Robertson, Stephens & Company, Incorporated

          By: Paul H. Stephens*
              -----------------
              Paul H. Stephens
              Managing Director and Chief Investment Officer

          ROBERTSON, STEPHENS & COMPANY, INCORPORATED

          By: Paul H. Stephens*
              -----------------
              Paul H. Stephens
              Managing Director and Chief Investment Officer

              Paul H. Stephens*
              -----------------
              Paul H. Stephens

              Sanford R. Robertson*
              ---------------------
              Sanford R. Robertson

              Michael G. Mccaffery*
              ---------------------
              Michael G. McCaffery

              G. Randy Hecht*
              ---------------
              G. Randy Hecht

              Kenneth R. Fitzsimmons*
              -----------------------
              Kenneth R. Fitzsimmons




*By: /s/ Robert C. Greenwood
     -----------------------
     Robert C. Greenwood
     Pursuant to Power of Attorney
     Previously Filed

                                      EXHIBIT A

                              AGREEMENT OF JOINT FILING

          The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Act of the Statement dated January 31, 1997 containing the information required by Schedule 13D, for the Common Stock of Dailey Petroleum Services, Inc. held by The Robertson Stephens Orphan Fund, The Robertson Stephens Orphan Offshore Fund, Bayview Investors, Ltd., Robertson, Stephens & Company, Investment Management L.P., The Robertson Stephens Global Natural Resources Fund, The Robertson Stephens Partners Fund, and Robertson, Stephens & Company, Incorporated.

Dated:    January 31, 1997


          THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED PARTNERSHIP. By Robertson, Stephens & Company, L.P.
          By  Robertson, Stephens & Company, Incorporated

          By: Paul H. Stephens*
              -----------------
              Paul H. Stephens
              Managing Director and Chief Investment Officer

          BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP. By Robertson, Stephens & Company, L.P.
          By  Robertson, Stephens & Company, Incorporated

          By: Paul H. Stephens*
              -----------------
              Paul H. Stephens
              Managing Director and Chief Investment Officer

          ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP.
          By  Robertson, Stephens & Company, Incorporated

          By: Paul H. Stephens*
              -----------------
              Paul H. Stephens
              Managing Director and Chief Investment Officer

          THE ROBERTSON STEPHENS GLOBAL NATURAL RESOURCES FUND, A
          MASSACHUSETTS BUSINESS TRUST.
          By  Robertson, Stephens & Company, Incorporated

          By: Paul H. Stephens*
              -----------------
              Paul H. Stephens
              Managing Director and Chief Investment Officer

          THE ROBERTSON STEPHENS PARTNERS FUND, A MASSACHUSETTS
          BUSINESS TRUST.
          By  Robertson, Stephens & Company, Incorporated

          By: Paul H. Stephens*
              -----------------
              Paul H. Stephens
              Managing Director and Chief Investment Officer

          ROBERTSON, STEPHENS & COMPANY, INCORPORATED

          By: Paul H. Stephens*
              -----------------
              Paul H. Stephens
              Managing Director and Chief Investment Officer

              Paul H. Stephens*
              -----------------
              Paul H. Stephens

              Sanford R. Robertson*
              ---------------------
              Sanford R. Robertson

              Michael G. Mccaffery*
              ---------------------
              Michael G. McCaffery

              G. Randy Hecht*
              ---------------
              G. Randy Hecht

              Kenneth R. Fitzsimmons*
              -----------------------
              Kenneth R. Fitzsimmons




*By  /s/ Robert C. Greenwood
     -----------------------------
     Robert C. Greenwood
     Pursuant to Power of Attorney
     Previously Filed